THOMAS P. DiNAPOLI STATE COMPTROLLER	110 STATE STREET ALBANY, NEW YORK 12236

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

WITHOLD support from ALL director nominees, and VOTE FOR Proposal #4 to request a political contributions report at Wynn Resorts Ltd.
Meeting Date May 16, 2018.

May 10, 2018

Dear Fellow Wynn Resorts Ltd. Shareowner:

At Wynn Resorts’ 2018 annual meeting on May 16, 2018, you will have the opportunity to vote on three board of director candidates. You will also have the opportunity to vote on our shareholder proposal, Proposal #4 in Wynn Resorts’ proxy statement, calling for the Company to produce a report on its political contributions. The New York State Common Retirement Fund is a long term Wynn Resorts shareowner, holding approximately 180,300 shares of Wynn Resorts valued at approximately $32,879,508.

I urge you to WITHOLD support from director nominees John J. Hagenbuch and Patricia Mulroy, incumbent directors who failed to protect the Company and its shareowners even when informed of allegations of a longstanding pattern of sexual abuse and harassment by Wynn Resorts founder, former Chief Executive Officer, and former Chairman of the Board, Stephen A. Wynn.

 Mr. Wynn reportedly engaged in a decades-long pattern of sexual abuse and harassment that remained unchecked, and tacitly permitted, by directors Hagenbuch and Mulroy, resulting in a failure of their duty to stockholders. Directors Hagenbuch and Mulroy did nothing to address the claims regarding Mr. Wynn’s behavior and ultimately permitted Mr. Wynn to resign from the Company without being held accountable for the serious allegations lodged against him. The Company now faces mounting lawsuits, possible loss of gaming licenses, and other potential regulatory sanctions.

I have recently joined with the New York City pension funds to bring a derivative suit against the board members to ensure that the Company’s governance will be reformed. Shareholders must hold directors Hagenbuch and Mulroy accountable for failing to take action to address allegations of Mr. Wynn’s behavior, thereby exposing the Company to significant financial, legal, and reputational risks.

In addition, the Fund is withholding support from Director Betsy Atkins due to concerns about her substantial pre-existing professional commitments.

Secondly, I urge you to vote FOR Proposal #4 to request a report on Wynn’s political contributions. As a long-term shareowner of Wynn Resorts, the Fund supports transparency and accountability in corporate political spending. The Fund’s proposal requests that the Company provide a report, updated semiannually, disclosing certain information regarding the use of corporate funds or assets to participate or intervene in political campaigns in connection with candidates for public office, or to influence the general public with respect to an election or referendum.

We believe the disclosure of political contributions is in the best interests of Wynn Resorts and its shareowners. Since the 2010 U.S. Supreme Court decision in Citizens United removing certain restraints on corporate expenditures for political purposes, disclosure of corporate political spending is the primary means by which shareowners can hold their corporate fiduciaries accountable. In Citizens United, Justice Anthony Kennedy stated for the Court:

Shareholders can determine whether their corporation’s political speech advances the corporation’s interest in making profits, and citizens can see whether elected officials are “in the pocket” of so-called moneyed interests. The First Amendment protects political speech; and disclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages.1

Currently, Wynn Resorts does not independently disclose political contributions. According to publicly available data, Wynn Resorts has spent millions of dollars in corporate funds on political activities since the 2010 election cycle.2 The exact figure is difficult to determine because reporting at the state level is incomplete and can be confusing, and undisclosed amounts that Wynn may be contributing to so-called “dark money” nonprofits such as trade associations and 501(c)(4)s are not reported. These gaps in transparency leave shareowners in the dark regarding the alignment of spending with the Company’s business, and can give rise to reputational, legal and business risks associated with making political contributions.

Wynn Resorts’ political contribution disclosures also lag behind similar companies, as measured by the CPA-Zicklin Index of Corporate Political Disclosure and Accountability, a widely-cited benchmark for corporate political spending disclosure that rates companies based on over 24 metrics to assess their political spending disclosure practices and political spending policies. In 2017, the Company scored 44.3% on the CPA-Zicklin Index, putting it in the bottom of the third quintile of S&P 500 companies.3 By comparison, similar companies to Wynn Resorts had the following scores: Marriott International 57.1%, The Walt Disney Company 67.1%, and Darden Restaurants 87.1%.4 Also, all three of those companies disclose on their websites all of their political spending, including payments to trade associations and other tax-exempt organizations which may be used for political purposes.

1 Citizens United v. Fed. Elec. Comm’n,  558 U.S. 310 (2010)
2 Institute for Money in State Politics, www.followthemoney.org and CQ’s Political Moneyline, http://politicalmoneyline.cq.com/.
3 The 2017 CPA-Zicklin Index of Corporate Political Disclosure and Accountability: http://politicalaccountability.net/index
4 According CPA-Zicklin Index of Corporate Political Disclosure and Accountability Consumer Discretionary Group: http://www.trackyourcompany.org/cpa-zicklin-index.html#ConsumerDiscretionary

For the reasons stated above, we urge shareowners to WITHOLD support from ALL director nominees, and VOTE FOR Proposal #4.

Sincerely,
Thomas P. DiNapoli
State Comptroller

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card but return it to the proxy voting agent in the envelope that was or will be provided to you by Wynn Resorts. Neither the Comptroller nor the Fund is able to vote your proxies, and this communication does not contemplate such an event. This communication is meant to inform you about the Comptroller’s opinion and to give you valuable decision-making information when you review your shareholder proxy for the 2018 annual shareholders’ meeting of Wynn Resorts, Ltd.